johnnic
holdings

RECEIVED

2005 JAN -3 A 11:47 **Rule 12g3-2(b) File No. 82-5128**

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 December 2004

05005046

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

SUPPL

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Circular to Johnnic Shareholders dated 1 December 2004** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

dlw 1/11

Michael R D Boyns
Company Secretary

Enclosure

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 Internet: httpp//www.johnnic.co.za e-mail: mail @johnnic.co.za

johnnic
holdings

RECEIVED
2005 JAN -3 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5128

13 December 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Reviewed Interim Results for the six months ended 30 September 2004** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Michael R D Boyns
Company Secretary

Enclosure

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 Internet: httpp//www.johnnic.co.za e-mail: mail @johnnic.co.za

Rule 12g3-2(b) File No. 82-5128

johnnic
holdings

Reviewed Interim Results

for the six months ended 30 September 2004


America divided

Pro forma headline earnings increased significantly to

R111 million

"The results reflect a strong performance from the media and entertainment businesses"



CONSOLIDATED INCOME STATEMENT

For the period	Note	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	Change %	12 months ended 31 March 2004 Audited Rm
Revenue		**2 006**	1 318	52	2 789
Cost of sales		**(1 211)**	(815)		(1 667)
Gross profit		**795**	503	58	1 122
Operating expenses – net		**(588)**	(455)		(911)
Depreciation		**(42)**	(41)		(82)
Amortisation of intangibles		**(6)**	(3)		(8)
Goodwill amortisation	1	**–**	(2)		(5)
Profit from operations before exceptional items		**159**	2	7 850	116
Exceptional items	3	**53**	3 889		3 779
Profit from operations		**212**	3 891	(95)	3 895
Finance costs		**(38)**	(36)		(35)
Finance income		**52**	38		61
Share of profits of associated companies		**54**	454		557
Profit before taxation		**280**	4 347	(94)	4 478
Taxation		**(65)**	(124)		(171)
Profit after taxation		**215**	4 223	(95)	4 307
Minority interests		**(72)**	(70)		(111)
Attributable earnings		**143**	4 153	(97)	4 196
Analysis of earnings					
Media and Entertainment		**78**	9	767	111
Gaming and Properties		**13**	(1)	1 400	(38)
Interest and corporate head office		**20**	(2)	1 100	3
Telecommunications		**–**	303	–	304
Basic headline earnings		**111**	309	(64)	380
Goodwill amortisation after taxation and minority interests		**–**	(37)	–	(42)
Exceptional items after taxation and minority interests		**32**	3 881	(99)	3 858
Attributable earnings		**143**	4 153	(97)	4 196

PRO FORMA CONSOLIDATED INCOME STATEMENT

(EXCLUDING TELECOMMUNICATIONS BUSINESSES AND INCLUDING DURBAN ADD-VENTURES CONSOLIDATED SINCE ACQUISITION)

For the period	**6 months ended 30 Sept 2004 Reviewed Rm**	6 months ended 30 Sept 2003 Unaudited Rm	Change %	12 months ended 31 March 2004 Unaudited Rm
Revenue	**2 006**	1 321	52	2 789
Cost of sales	**(1 211)**	(815)		(1 667)
Gross profit	**795**	506	57	1 122
Operating expenses – net	**(588)**	(456)		(911)
Depreciation and amortisation (including goodwill amortisation)	**(48)**	(47)		(95)
Profit from operations before exceptional items	**159**	3	5 200	116
Exceptional items	**53**	208		137
Profit from operations	**212**	211	–	253
Net finance income	**14**	–		26
Share of profits of associated companies	**54**	54		172
Profit before taxation	**280**	265	6	451
Taxation	**(65)**	(48)		(95)
Profit after taxation	**215**	217	(1)	356
Minority interests	**(72)**	(20)		(69)
Attributable earnings	**143**	197	(27)	287
Analysis of earnings				
Media and Entertainment	**78**	9	767	111
Gaming and properties	**13**	(7)	286	9
Interest and corporate head office	**20**	(3)	767	3
Basic headline earnings	**111**	(1)	11 200	123
Goodwill amortisation after taxation and minority interests	**–**	(1)	–	(3)
Exceptional items after taxation and minority interests	**32**	199	(84)	167
Attributable earnings	**143**	197	(27)	287

SUMMARISED CONSOLIDATED BALANCE SHEET

As at	Note	30 Sept 2004 Reviewed Rm	30 Sept 2003 Reviewed Rm	31 March 2004 Audited Rm
ASSETS				
Non-current assets		**1 894**	1 297	1 290
Property, plant and equipment		**416**	380	333
Goodwill and intangibles		**371**	(85)	(66)
Interests in associated companies	4	**891**	866	885
Investments and loans	5	**113**	53	25
Deferred taxation		**103**	83	113
Current assets		**3 457**	2 335	3 116
Bank balances, deposits and cash	6	**502**	321	494
Securitised cash deposit	6	**192**	192	192
Equities held as current assets	7	**1 267**	871	1 443
Other current assets		**1 496**	951	987
Total assets		**5 351**	3 632	4 406
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interests		**2 780**	2 052	2 667
Minority interests		**690**	581	666
Total equity		**3 470**	2 633	3 333
Non-current liabilities		**200**	170	155
Interest-bearing debt	8	**39**	52	29
Provision for post-retirement medical costs		**128**	113	121
Deferred taxation		**33**	5	5
Current liabilities		**1 681**	829	918
Non-interest-bearing liabilities		**1 483**	747	812
Interest-bearing debt	8	**198**	82	106
Total equity and liabilities		**5 351**	3 632	4 406

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

For the period	Note	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
Cash inflows from operating activities		**175**	7	94
Cash (outflows) inflows from investing activities		**(259)**	593	661
Cash outflows from financing activities		–	(228)	(215)
Net (decrease) increase in cash and cash equivalents		**(84)**	372	540
Cash and cash equivalents at beginning of period		**601**	59	59
Foreign entities translation adjustment		–	6	2
Cash and cash equivalents at end of period	6	**517**	437	601

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

	30 Sept 2004 Reviewed Rm	30 Sept 2003 Reviewed Rm	31 March 2004 Audited Rm
Balance at 1 April as reported	**2 667**	5 817	5 817
Change in accounting policies in respect of			
– AC 140: Business Combinations	**120**	–	–
– AC 133: Adjustments	–	(55)	(52)
Restated balance at 1 April	**2 787**	5 762	5 765
Attributable earnings	**143**	4 153	4 196
Distribution in specie	–	(8 223)	(8 223)
Share capital issued at a premium less share issue expenses	–	46	46
Movement on unrealised gains arising on revaluation of listed equities	**(128)**	480	1 034
Exchange differences arising on translation of foreign entities	–	(111)	(112)
Unrecognised loss of associate now proportionately consolidated	**(13)**	–	–
Goodwill and variation of interests	**(11)**	(56)	(41)
Other	**2**	1	2
Ordinary shareholders' interest	**2 780**	2 052	2 667

GROUP SEGMENTAL ANALYSIS

BUSINESS GROUPING	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	Change %	12 months ended 31 March 2004 Audited Rm
Revenue				
Media and Entertainment	1 953	1 284	52	2 698
Ongoing				
Media	645	530	22	1 091
Retail	336	307	9	666
Books & Maps	138	140	(1)	267
Home Entertainment	158	132	20	282
Music	74	80	(8)	184
Africa	5	1	400	2
Distribution, Manufacturing & Support Services	85	78	9	190
Pay television	512	–		–
Disposed operations				
Hammicks	–	16		16
Gaming and Properties	53	34	56	91
Casino	4	–		7
Gallagher Estate Holdings	30	24	25	50
Johnnic Properties	19	10	90	34
Total	2 006	1 318	52	2 789
Profit (loss) from operations before exceptional items				
Media and Entertainment	152	7	2 071	111
Ongoing				
Media	58	26	123	77
Retail	2	(12)	117	13
Books & Maps	7	6	17	11
Home Entertainment	17	16	6	31
Music	(1)	(2)	50	11
Africa	(8)	(4)	(100)	(6)
Distribution, Manufacturing & Support Services	(7)	(13)	46	(8)
Pay television	85	–		–
Disposed operations				
Hammicks	(1)	(10)	90	(18)
Gaming and Properties	12	9	333	19
Casino	3	–		4
Gallagher Estate Holdings	6	3	100	6
Johnnic Properties	3	6	(50)	9
Corporate head office	(5)	(14)	64	(14)
Total	159	2	7 850	116

	6 months ended 30 Sept 2004 Reviewed	6 months ended 30 Sept 2003 Reviewed	12 months ended 31 March 2004 Audited
Performance per ordinary share			
Headline earnings (cents)			
– Media and Entertainment	**47**	5	67
– Gaming, properties and corporate head office	**19**	(2)	(22)
– Telecommunications	**–**	184	184
Total headline earnings (cents)	**66**	187	229
Attributable earnings (cents)	**86**	2 508	2 528
Pro forma performance**			
Headline earnings (cents)			
– Media and Entertainment	**47**	5	67
– Gaming, properties and corporate head office	**19**	(6)	7
Total headline earnings (cents)	**66**	(1)	74
Attributable earnings (cents)	**86**	119	173
Net asset value (rand)			
– book value	**17**	12	16
– based on directors' valuation of underlying investments	**22**	16	21
Ratios			
Profitability			
Profit from operations before exceptional items (%)	**7,9**	0,2	4,2
Enterprise value/profit from operations before exceptional items multiple (times)(1)	**20,6**	1 200,5	28,1
Effective taxation rate (%)	**23,2**	2,9	3,8
Solvency and liquidity			
Gearing (%)(2)	**(13)**	(14)	(17)
Long-term borrowings to total assets (%)	**0,7**	1,4	0,7
Current ratio(3)	**2,1**	2,8	3,4
Interest cover (times)(4)	**5,6**	108,1	111,3
Share performance			
Number of ordinary shares in issue ('000)			
– at period end	**166 470**	166 442	166 466
– weighted average	**166 470**	165 584	166 022
Closing price (cents per share)	**1 689**	1 215	1 630
Market capitalisation (Rm)	**2 812**	2 022	2 713

*** The pro forma numbers have been reviewed but not audited.*

Definitions

(1) Market capitalisation, less net debt (interest-bearing liabilities less bank balances, deposits and cash), divided by profit from operations before exceptional items.
(2) Interest-bearing debt (long term and short term) net of positive cash balances as a percentage of total equity.
(3) Current assets divided by current liabilities.
(4) Profit from operations divided by finance costs.

1. BASIS OF ACCOUNTING

These summarised consolidated interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") dealing with interim financial reporting. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2004 except for adoption of AC 140: Business Combinations, in terms of which goodwill is no longer amortised and is instead considered for impairment under AC 128: Impairment of Assets. The effect of this change in accounting policy is a reduction of R5 million in amortisation charged to the income statement and an increase of R120 million to opening accumulated profits.

The initial accounting for the increased interest in M-Net/SuperSport has been provisionally determined. Any adjustment arising from the completion of the initial accounting will be recognised by year end, and is not expected to have a material impact on these interim results.

2. EARNINGS PER ORDINARY SHARE

The calculation of attributable earnings per ordinary share and basic headline earnings per ordinary share is based on attributable earnings of R143 million (2003: R4 153 million) and basic headline earnings of R111 million (2003: R309 million) and a weighted average of 166 469 592 (2003: 165 584 499) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not considered to be material.

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
3. EXCEPTIONAL ITEMS			
Net surplus on disposal of investments	**50**	160	165
Surplus arising on unbundling of MTN shares	**–**	3 682	3 682
Impairment of leases and assets at various Nu Metro Theatre sites	**–**	(9)	(78)
Other	**3**	56	10
Total	**53**	3 889	3 779
4. INTERESTS IN ASSOCIATED COMPANIES			
– Listed	**445**	533	438
– Unlisted	**446**	333	447
Book value of interests in associated companies	**891**	866	885
Market value of listed shares	**705**	701	731
Directors' valuation of unlisted shares	**840**	669	1 329
5. INVESTMENTS AND LOANS			
Unlisted shares at cost less amounts written off	**87**	46	16
Loans	**26**	7	9
Total	**113**	53	25
Directors' valuation of unlisted shares	**87**	46	16

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
6. CASH AND CASH EQUIVALENTS			
Bank balances, deposits and cash	**502**	321	494
Securitised cash deposit	**192**	192	192
Call borrowings (note 8)	**(177)**	(76)	(85)
Total	**517**	437	601
Head office cash included in the above	**132**	268	252
7. EQUITIES HELD AS CURRENT ASSETS			
MTN Group Limited (at market value)	**1 267**	871	1 443
A substantial portion of these equities were realised for cash subsequent to period end.			
8. INTEREST-BEARING DEBT			
Non-current liabilities	**39**	52	29
Current liabilities	**198**	82	106
– call borrowings (note 6)	**177**	76	85
– short-term borrowings	**21**	6	21
Total	**237**	134	135
9. CAPITAL EXPENDITURE INCURRED	**63**	32	64
10. CONTINGENT LIABILITIES			
Guarantees	**495**	527	513
Suncoast Casino and Entertainment World ("Suncoast Casino")			
– Equity guarantee secured by cash deposits (refer to note 6)	**192**	192	192
– Corporate guarantee	**300**	300	300
Other	**3**	35	21
Unconditional purchase obligations – programme and film rights	**465**	–	–
Contingent liabilities	**12**	1	12
Total	**972**	528	525
11. CAPITAL COMMITMENTS			
Commitments for capital expenditure			
– contracted for	–	4	–
– authorised but not contracted for	**112**	63	23
Total	**112**	67	23

The capital expenditure will be funded from operating cash flows and borrowings. Adequate facilities have been put in place to finance known future capital commitments.

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
12. LEASE COMMITMENTS			
Operating leases			
– within one year	**87**	105	105
– more than one year	**674**	778	735
Total	**761**	883	840

13. INDEPENDENT REVIEW BY THE AUDITORS

These interim results have been reviewed by our auditors, Deloitte & Touche, who have performed their review in accordance with the guideline "Guidance for Auditors on Review of Interim Financial Information" issued by the South African Institute of Chartered Accountants.

The scope of the review was to enable the auditors to report that nothing came to their attention that caused them to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting and the Companies Act in South Africa.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

Our auditors, Deloitte & Touche have issued a report on the pro forma information which is available at the Company's registered office for inspection. This report concludes as follows: "Based on our review, nothing has come to our attention that causes us to believe that:
- *the pro forma financial information has not been properly compiled on the basis stated;*
- such basis is inconsistent with the accounting policies of Johnnic.

Based on our review, nothing has come to our attention that causes us to believe that the adjustments are not appropriate for the purposes of the unaudited pro forma income statement as disclosed in the interim announcement."

14. LISTINGS REQUIREMENTS

This interim results announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

15. CORPORATE GOVERNANCE

The Board endorses and is of the opinion that the Company adheres to the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance for South Africa 2002 ("King II"). The principles contained therein are reviewed from time to time to take into account appropriate changes and developments in the field of corporate governance, both locally and internationally.

OVERVIEW

Johnnic's headline earnings increased significantly to R111 million (2003: R1 million loss) on a comparable basis from the previous year on the back of a strong performance from the media and entertainment businesses.

Johnnic comprised of the following major interests during the period under review:

- Johnnic Communications Limited ("Johncom") – 62,5%
- Gallagher Estate Holdings Limited ("Gallagher") – 100%
- Johnnic Properties – 100%
- Durban Add-Ventures Limited ("Durban Add-Ventures") – 71,3%

As a result of Johnnic's unbundling of R8,2 billion-worth of MTN Group Limited ("MTN") shares in the prior year and the consolidation of Durban Add-Ventures for the first time into the Group's results at the 2004 year end, the results are not comparable with those published for the corresponding six months ended 30 September 2003. MTN was equity accounted for a three-month period to the date of the unbundling.

To enable better appreciation of Johnnic's ongoing businesses, a *pro forma* consolidated income statement has been presented for the current and prior period using consistent accounting policies, assuming the unbundling was effected on 1 April 2002 and Durban Add-Ventures was consolidated in the prior year.

All comparison to the prior year numbers in this commentary on results relate to the *pro forma* consolidated income statement.

RESULTS

Revenue from ongoing operations increased by 52% to R2 006 million (2003: R1 321 million) while profit from operations before exceptional items for the same businesses rose to R159 million (2003: R3 million).

The strong performance from the media and entertainment businesses in particular was driven by improved consumer confidence levels and an associated increase in consumer spending. Solid performances from Durban Add-Ventures and Gallagher also contributed positively to Group results.

Finance income less finance costs totalled R14 million (2003: Rnil) reflecting the net cash positive position of the Group.

Basic headline earnings increased significantly to R111 million (2003: R1 million loss) due to improved earnings from the media and entertainment businesses.

Exceptional items amounting to R53 million mainly relate to the surplus arising on the disposal of Johncom's MTN shares.

Attributable earnings declined by 27% to R143 million (2003: R197 million) with attributable earnings per share down 28% to 86 cents per share (2003: 119 cents per share).

DIVISIONAL REVIEW

Media and entertainment

The restructuring of Johncom into a single integrated media and entertainment group with effect from 1 July 2003, together with clear focus on operational value drivers and a strategy to simplify the corporate structure, continues to deliver strong financial results. Revenue rose 52% to R1 953 million (2003: R1 284 million) while profit from operations before exceptional items increased significantly to R152 million (2003: R7 million). Headline earnings grew 727% to R124 million (2003: R15 million).

M-Net and SuperSport terminated their joint listing on the JSE on 15 April 2004 and Johncom simultaneously increased its shareholding in the linked shares from 26,03% to 38,56% at a cost of R287 million. Johncom now recognises M-Net/SuperSport as a jointly controlled entity and accounts for it by proportionate consolidation in terms of accounting standard AC119: Interests in Joint Ventures.

Also during the review period, the Competitions Commission approved Johncom's acquisition of 90,5% in New Africa Publications, owner of the *Sowetan* and 50% of *Sunday World*, the latter giving Johncom 100% ownership of that publication. Both titles have been integrated into Johncom's media division and are performing ahead of expectations.

At operational level, Johncom's media titles benefited from a strong upturn in advertising spend, while its digital operations recorded a strongly improved performance on the prior year and its retail operations (Nu Metro Theatres and Exclusive Books) benefited from better retail trading conditions

and good product line-up. The performance of the books and maps division was flat compared to the prior year, while Gallo Music was constrained by developments in the international music industry and market dynamics.

The home entertainment division achieved 20% growth in sales due to better-than-expected sales of key titles and good catalogue growth on DVD, which was somewhat negated by higher-than-expected trade credits, content shifts and lower margins. Piracy remains a challenge, eroding sales of new releases. At strategic level, important studio licences (notably Warner Bros and 20th Century Fox) have been renewed.

M-Net/SuperSport's revenues benefited from a higher subscription base in South Africa, but overall results were adversely affected by the strong rand on revenue from the rest of Africa and the revaluation of outstanding financial instruments. Associated companies Caxton and CTP performed well as a result of increased advertising expenditure of major retailers and packaged goods manufacturers in both newspapers and magazines.

Gaming and properties

Suncoast Casino and Entertainment World ("Suncoast Casino")

The trading performance at Suncoast Casino continues to improve such that the complex's results are meeting original expectations. Revenue for the period under review rose 40% over the prior comparable period, reflecting dramatically increased visitation figures and associated growth in consumer spending. This translated into a 44% increase in casino management fees earned by Tsogo Sun KwaZulu-Natal.

Gallagher

Gallagher's results for the period are extremely encouraging, with turnover up 25% on the back of increased occupancies. Expenses rose as a direct result of higher business volumes, yielding profit from operations before exceptional items higher at R6 million (2003: R3 million).

Gallagher has been nominated to host the Pan African Parliament for five years, commencing March 2005. In addition, Gallagher has been awarded 5-star grading by the Tourism Grading Council.

Johnnic Properties

Profit from operations before exceptional items declined relative to the corresponding period last year due to the decreased activity and smaller property portfolio.

FINANCIAL POSITION

Total assets increased from R4 406 million at the beginning of the year to R5 351 million at the end of the interim period due to the increased stake in M-Net/SuperSport. The 40 million MTN shares retained to cover the R300 million Suncoast Casino corporate guarantee were valued at R1 232,8 million of 30 September 2004. The group remains largely debt-free.

POST-BALANCE SHEET EVENTS

Subsequent to period end the Company concluded the following material transactions:

- Acquired a 50% interest in Fabcos Investment Holding Company Limited ("FIH") from Fabvest Investment Holdings Limited ("Fabvest") for a cash consideration of R295 million, resulting in an effective 9,7% stake in Tsogo Sun Holdings Limited ("Tsogo Sun"). This transaction will be implemented in two equal tranches, which will together constitute 50% of the ordinary issued share capital of FIH. The suspensive conditions of the first tranche were met and an amount of R147,5 million was paid on 13 October 2004. The acquisition of the second tranche is subject to the approval from the Competitions Authorities and the relevant Gaming boards. In terms of the deal, Johnnic will have equal representation on the FIH board, including 50% voting rights. FIH owns a 38% stake in Tsogo Investment Holding Company (Pty) Limited ("TIH"), which in turn owns a majority and controlling 51% stake in Tsogo Sun, whose gaming and hotel interests include Montecasino, Suncoast Casino, Hemingway's Casino, Emnotweni Casino, The Ridge and approximately 82 hotels in the Southern Sun Hotels Group.

  This transaction enables Johnnic to make an initial investment in Tsogo Sun and to increase its presence in the gaming and hotels sector. Johnnic will continue to find ways to further increase its interests in the gaming and hotels industry.

- Shareholders are referred to the circular dated 16 May 2003 relating to the unbundling by way of a distribution *in specie* by Johnnic to its shareholders of substantially all of its shares in MTN in terms of section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended.

As advised in this circular and agreed to by shareholders, 40 million MTN shares, amounting to 2,41% of MTN's issued share capital, were retained as current assets to cover a corporate guarantee in respect of Durban Add-Ventures in an amount of R300 million including interest, as well as to provide for Johnnic's ongoing working capital requirements, potential funding requirements for the Casino and the possible tax liabilities of Johnnic resulting from non-resident shareholders holding more than 5% of the issued share capital of Johnnic.

The Johnnic board approved the disposal of the remaining MTN shares through the market ("the disposal"). The disposal was effected through the market during November 2004 for a net aggregate consideration of R1 300 million.

Shareholders are advised that the disposal does not relate to the cautionary announcement published on 22 September 2004 and the subsequent cautionary renewal announcement published on 26 October 2004, informing shareholders of the appointment of an Independent Committee of the Board of Directors of Johnnic and the process of addressing the Johnnic/Johncom pyramid structure on the JSE.

PROSPECTS

Operating businesses

The cyclical upswing in trading volumes at subsidiary companies in the second half of the financial year is expected to once again deliver the majority of Johnnic's earnings for the financial year ending 31 March 2005. The continuing global revival in advertising and increased consumer spending in a low interest rate environment promises the continuation of favourable retail conditions for the foreseeable future, heralding further strong performances from Johnnic's major subsidiary Johncom as well as for Gallagher and Suncoast Casino.

Suncoast Casino's performance confirms the promise of this start-up enterprise and heralds substantial returns for the future. Ongoing improvement in the conference and exhibition industry holds similar promise for Gallagher going forward, along with the solid annuity stream resulting from the Pan African Parliament's five year lease.

The FIH transaction is value enhancing for Johnnic shareholders, to the extent of 52% and 17% on an attributable earnings and headline earnings per share basis, respectively. The deal has also allowed Johnnic to use the group's cash resources to leverage its black economic empowerment status while securing a solid footing in the gaming, leisure and entertainment sectors.

Johnnic/Johncom pyramid

An Independent Committee of the Board was appointed on 22 September 2004 to consider certain proposals received by Johnnic to eliminate the pyramid structure that exists between Johnnic and Johncom and to strengthen Johnnic's black economic empowerment profile. The members of the committee are Messrs CB Brayshaw, PE Burton and SW Moutloatse (independent non-executive directors) and Messrs DE Jowell and MW King (independent external members). The Independent Committee has made a recommendation to unbundle Johncom, which recommendation has been adopted by the Board. Shareholders are referred to the terms announcement published alongside this announcement.

DIVIDEND

In light of the major unbundling by the Company to its shareholders of all of its shareholding in Johncom by way of a distribution *in specie* currently amounting to approximately R1,9 billion, the directors have resolved not to declare a dividend for the period ended 30 September 2004.

For and on behalf of the board

MC Ramaphosa
Chairman
30 November 2004

KC Ramon
Acting Chief Operating Officer

ADMINISTRATION

DIRECTORS: MC Ramaphosa *(Chairman)*, KC Ramon# *(Acting Chief Operating Officer)*, CB Brayshaw, PE Burton, ACG Molusi#, SW Moutloatse, TRA Oliphant, ME Ramano.

ALTERNATE DIRECTORS: ZNA Cindi, PM Jenkins#, IP Smith.
#*Group executives*

COMPANY SECRETARY: MRD Boyns *(British)*

HEAD OFFICE AND REGISTERED OFFICE
Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand, 1685.
PO Box 231, Johannesburg, 2000.

REGISTRARS
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.

AUDITORS
Deloitte & Touche, The Woodlands, Woodmead. Private Bag X6, Gallo Manor, 2052.

LEGAL ADVISORS
Webber Wentzel Bowens, 10 Fricker Road, Illovo Boulevard, Sandton, 2196.
PO Box 61771, Marshalltown, 2107.

SPONSOR
Merrill Lynch South Africa (Pty) Limited, 138 West Street, Sandown, Sandton, 2196.
PO Box 651987, Benmore, 2010.

AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAM
Cusip number 478058100. ADR to ordinary share 1:1.

DEPOSITARY
The Bank of New York, 22nd Floor, 101 Barclay Street, New York, N.Y. 10286, USA.

INFORMATION AGENT
Computershare Investor Services 2004 (Proprietary) Limited,
70 Marshall Street, Johannesburg, 2001. PO Box 61051, Marshalltown, 2107.
Telephone number 0800 117472/(+27 11) 870 8201

DISCLAIMER

Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

These results may be viewed on the Internet at http://www.johnnic.co.za

E-mail: investor_relations@johnnic.co.za

Sunday Times   Business Day   Financial Mail

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Gallo Music   Daily Dispatch   Sowetan

SuperSport   Sunday World   Exclusive Books

Gallagher Estate   I-Net Bridge   The Herald

Suncoast Casino   johnnic communications   johnnic holdings

GRAPHICOR 31858

Johnnic Holdings Limited ("Johnnic" or "the Company")

Incorporated in the Republic of South Africa

Registration number 1889/000429/06 Share code: JNC ISIN: ZAE000024352

Rule 12g3-2(b) File No. 82-5128

johnnic holdings

Johnnic Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
Share code: JNC ISIN: ZAE000024352
("Johnnic" or "the Company")

UNBUNDLING BY JOHNNIC OF ALL OF ITS SHAREHOLDING IN JOHNNIC COMMUNICATIONS LIMITED ("Johncom")

1. INTRODUCTION

Further to the cautionary announcements published on SENS on 22 September 2004 and 26 October 2004, relating to the appointment of the Independent Committee of the board of directors of Johnnic ("the Independent Committee"), The Standard Bank of South Africa Limited is authorised to announce that the Independent Committee has made a recommendation to the board of directors of Johnnic ("the Johnnic board" or "the board") for Johnnic to unbundle to its shareholders all of its shareholding in Johncom, which recommendation has been adopted by the Johnnic board subject to the necessary regulatory, shareholder and other approvals ("the Johnnic unbundling" or "the unbundling").

Johnnic will, subject to the fulfilment of the conditions precedent outlined in paragraph 6 of this announcement, distribute *in specie* to Johnnic shareholders recorded in the register on Friday, 25 February 2005 ("the record date") approximately 65 098 196 Johncom shares or 62.48% of the issued share capital of Johncom ("the Johncom unbundling shares") in terms of section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended.

The table of entitlement in respect of the Johnnic unbundling will be as follows:

Total number of Johnnic shares in issue	Total number of Johncom shares to be unbundled	Number of Johncom shares to be unbundled per 100 Johnnic shares
166 470 398	65 098 196	39.10497

In the event that there is a change in the unbundling ratio indicated above, the actual unbundling ratio will be announced on Wednesday, 9 February 2005 ("the finalisation date"). However, it is unlikely that the unbundling ratio will change.

The proposed unbundling ratio disclosed in the above table will be applied to the aggregate Johnnic shares held by each Johnnic shareholder on the record date and the resultant number of shares will be rounded down to the nearest whole number if it is less than 0.5 and will be rounded up to the nearest whole number if it is equal to or greater than 0.5.

2. BACKGROUND AND RATIONALE

After the unbundling by Johnnic of substantially all of its shares in MTN Group Limited ("MTN") in June 2003, the Johnnic board deliberated on a new strategy for Johnnic. The main considerations were twofold: firstly, the strategic direction of Johnnic as it seeks to make new investments in growth sectors and, secondly, the enhancement of empowerment credentials at an equity level in the Company after the National Empowerment Consortium voting pool agreement expired at the end of December 2003. The board identified the hotels and gaming sector as the new area of focus for Johnnic.

The Independent Committee was then appointed after an identified conflict of interest involving certain members of the Johnnic board who were participants in one of the empowerment proposals received by the Company. In the process of considering the proposals received and recommending a way forward in the best interest of Johnnic shareholders, the Independent Committee appointed PricewaterhouseCoopers Corporate Finance (Proprietary) Limited as its adviser. The Independent Committee, together with its advisers and the Company's corporate advisers, reviewed the proposals received and canvassed the views of several of the stakeholders in Johnnic. The outcome was that, taking into account the strategic direction of the Company as identified by the board, it became clear that the gaming assets owned by Johnnic and the media assets owned by Johncom do not have a strategic fit and that as a result, the market was unlikely to place full value on these assets under one company, with a single point of entry for investors.

Consequently, the Johnnic board, after taking into consideration the recommendations of the Independent Committee, has decided to proceed with the restructuring of Johnnic aimed at achieving the following objectives:

- unlocking most of the discount at which Johnnic shares trade relative to their underlying net asset value ("NAV");
- enabling Johnnic shareholders to hold shares directly in Johncom;
- collapsing the pyramid structure that exists between Johnnic and Johncom on the JSE Securities Exchange South Africa ("the JSE"); and
- increasing the free float in Johncom shares on the JSE.

3. BLACK ECONOMIC EMPOWERMENT

Subsequent to the unbundling, Johnnic will pursue the strategy to become a focused hotels and gaming company and Johncom will continue to be a media and entertainment company. The board is of the view that both Johnnic and Johncom need to pursue their

regulatory approval. In addition, Johnnic has a pre-emptive right on an additional 19% effective interest in TIH held by Fabvest Investment Holdings Limited; and
- cash resources.

The Johnnic unbundling forms part of Johnnic's strategy to reposition itself within the hotels and gaming industry. Such strategy involves building up critical mass through making value-enhancing investments in growth sectors such as the hotels and gaming sector. The recent effective investment by Johnnic in TIH, the 51% controlling shareholder of Tsogo Sun Holdings (Proprietary) Limited, and its existing interest in Suncoast Casino are part of this strategy. Johnnic is currently working with its corporate advisers to identify suitable investments in the hotels and gaming sector. The Company recently disposed of its 40 million shares in MTN, which were held as a current asset on the Company's balance sheet. This disposal realised R1.3 billion in cash, which will be used in the implementation of this growth strategy, after providing for all liabilities.

Subsequent to the unbundling, the board intends, within a period of approximately six months from the effective date of the unbundling, to pursue new value-enhancing investments aimed at making Johnnic a focused hotels and gaming company. It is likely that any such investment will need the approval of Johnnic shareholders as required by the Listings Requirements of the JSE.

Should Johnnic not be able to use its cash resources to conclude value-enhancing transactions within the six month period from the effective date of the unbundling, the board will consider returning the cash to shareholders.

5. PRO FORMA FINANCIAL EFFECTS

The effect of the Johnnic unbundling for a Johnnic shareholder will be that:

- a Johnnic shareholder will receive 39.10497 Johncom shares for every 100 Johnnic shares held on the record date; and
- a Johnnic shareholder will retain their existing shareholding in Johnnic, which will reduce in value to reflect the remaining assets of Johnnic after the implementation of the proposed unbundling.

The pro forma financial effects of the Johnnic unbundling for a Johnnic shareholder holding 100 Johnnic shares at the record date, is set out below.

5.1 Assumptions

- For the purposes of calculating the pro forma financial effects per 100 Johnnic shares in the "Before" column, the reviewed financial information for the six months ended 30 September 2004 was used. The earnings per 100 Johnnic shares and 39.10497 Johncom shares, as set out in the "After" column, is based on the assumptions that the Johnnic unbundling was implemented on 1 April 2004 and that taxation costs of R207 million were incurred. The Johncom shares were revalued from a book value of R14.86 to R20.62 (being the market value of a Johncom share at 1 April 2004). This resulted in a revaluation gain of R375 million. The taxation costs used are based on the current market price of Johncom shares.
- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table, the reviewed financial information of Johnnic at 30 September 2004 was used. The NAV per 100 Johnnic shares and 39.10497 Johncom shares, as set out in the "After" column of the table below, is based on the assumption that the Johnnic unbundling was implemented on 30 September 2004 and that taxation costs of R207 million were incurred.

5.2 Pro forma financial effects

	Before	After			
	Per 100 Johnnic shares held	Per 100 Johnnic shares held	Per 39.10497 Johncom shares held	Total	% change
Headline earnings (cents)	6,642	1,960	4,682	6,642	0
Attributable earnings (cents)	8,559	12,080	6,770	18,850	120

6. CONDITIONS PRECEDENT TO THE UNBUNDLING

The unbundling is subject to the fulfilment of the following conditions precedent:

- the passing, at the general meeting of Johnnic shareholders, of the ordinary resolutions required to approve and implement the unbundling; and
- the obtaining of all necessary regulatory and other approvals.

7. RECLASSIFICATION OF LISTING

The unbundling will not have an impact on the continued listing of Johnnic on the JSE. It is anticipated that Johnnic will be classified as a cash company by the JSE due to the fact that more than 50% of its assets will be cash. As such, Johnnic is likely to be given six months from the effective date of the unbundling by the JSE within which to make an announcement relating to the acquisition of viable assets.

8. OPINIONS AND RECOMMENDATIONS

The Johnnic board is of the opinion that the terms and conditions of the Johnnic unbundling are fair and reasonable and will be to the long-term benefit of Johnnic shareholders and recommends that Johnnic shareholders vote in favour of the resolutions necessary to approve and implement the Johnnic unbundling.

9. GENERAL MEETING

A general meeting of Johnnic shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand at 09:00 on Wednesday, 9 February 2005 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions necessary to approve and implement the unbundling.

10. SALIENT DATES AND TIMES

	2005
Posting of circular to shareholders	Friday, 21 January
Last day for lodging forms of proxy in respect of the resolutions to be proposed at the general meeting by no later than 09:00 on	Monday, 7 February
General meeting to be held at 09:00 on	Wednesday, 9 February
The finalisation date announcement on the final terms of the unbundling is made on SENS on	Wednesday, 9 February
Results of the general meeting announced on SENS on	Wednesday, 9 February
Results of the general meeting announced in the press on	Thursday, 10 February
The finalisation date announcement on the final terms of the unbundling is made in the press on	Thursday, 10 February
Last date to trade in Johnnic shares on the JSE in order to participate in the unbundling on	Friday, 18 February
Johnnic shares trade ex-rights to the Johncom unbundling shares on	Monday, 21 February
The record date in order to participate in the Johnnic unbundling at close of business on	Friday, 25 February
Share certificates in respect of Johncom shares posted to certificated Johnnic shareholders or credited to their Central Securities Depository Participant (CSDP) accounts in respect of dematerialised shareholders on	Monday, 28 February

Note:

The dates and times in this announcement are subject to amendments, which amendments, if any, will be published on SENS and in the press. All times referred to throughout this announcement are South African times. Share certificates in Johnnic may not be dematerialised or rematerialised between Monday, 21 February 2005 and Friday, 25 February 2005, both days inclusive.